                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING



[ ] Form 10-K or Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q or Form 10-QSB [] Form N-SAR

  For Period Ended: June 30, 2000

  [ ] Transition Report on Form 10-K or Form 10-KSB
  [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q [or Form 10-QSB]
  [ ] Transition Report on Form N-SAR

  For the Transaction Ended: Not Applicable


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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                         Part I-Registrant Information

                       Kaiser Group International, Inc.
                               9300 Lee Highway
                               Fairfax, VA 22031



                     Part II-Rules 12b-25 (a), (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons causing the inability to file timely, as described in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[N/A] (c) The accountant's statement or other exhibit required by the Rule 12b-25 has been attached if applicable.

                              Part III- Narrative

On June 9, 2000 Kaiser Group International, Inc. and 38 of its subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Their cases are currently pending in that court and are being jointly administered. Since June 9, 2000, each debtor has continued to operate its business as a debtor-in-possession. Also on June 9, 2000, the Company announced that it intended to sell the majority of its Engineering operations in two separate sales. The first of these sales was completed on July 28, 2000 and the second is anticipated to close prior to the end of August, 2000.

The Company also intends to present a plan of reorganization to the Bankruptcy Court to reorganize the business and restructure the indebtedness and anticipates submitting its final plan near the end of August, 2000.

The significant activities undertaken relative to these developments have contributed to the need for an extension for the filing of the Form 10-Q for the three and six months ended June 30, 2000 within the prescribed time period.

Part IV- Other Information

(1) Name and telephone number of person to contact in regard to this notification.

     Timothy P. O'Connor, Executive Vice President  (703) 934-3000
     ---------------------------------------------  ------------------
     (Name)                                         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes  [ ] No    See Attachment for Part IV - Item (3)

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Kaiser Group International, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 14, 2000                     By /s/Timothy P. O'Connor
                                           ----------------------------------
                                           Executive Vice President and
                                           Chief Financial Officer

Attachment for Part IV - Item (3)

Anticipated changes in the operating results for the three and six months ended June 30, 2000 versus the same periods in 1999 include the following:

 . Effective June 8, 2000, the Company changed its method of accounting for its 50% ownership interest in the Kaiser-Hill subsidiary due to a change in the Company's ability to designate members of Kaiser-Hill's board of directors. Prior to June 8, 2000, the Company consolidated Kaiser-Hill's results with those of its other wholly-owned subsidiaries and reported a minority interest obligation for the portion of Kaiser-Hills' earnings owned by the other 50% partner. On June 8, 2000 however, the Company signed an agreement to transfer to the other 50% owner, its right to designate three out of the five members of Kaiser-Hill's board of directors. The Company will retain the right to designate two out of the five members of the board of directors. The Company's Statement of Operations for the three and six months ended June 30, 2000 will therefore include the consolidated results of Kaiser-Hill from January 1 through June 8, 2000 and will include only the Company's equity ownership in Kaiser-Hill's earnings from June 9 through June 30, 2000. Prior financial statement periods will not be restated for this accounting change.

 . The recorded operating results for the Company's 50%-owned Kaiser-Hill subsidiary were approximately $2.8 million and $12.3 million for the three and six month periods ended June 30, 2000 versus $4.2 million and $8.4 million for the same periods in 1999. The change in the results for 2000 is largely due to the fact that on January 24, 2000, Kaiser-Hill was awarded the follow-on Rocky Flats contract pursuant to which Kaiser-Hill is providing services that will complete the restoration of the Rocky Flats site and close it to DOE occupation (the Closure Contract). The Closure Contract became effective February 1, 2000 and terminated the remaining period of the former contract as of January 31, 2000. The economic terms of the Closure Contract are significantly different from the former contract in that Kaiser-Hill, in addition to continuing to earn revenue from the reimbursement of the actual costs of its services, will also earn a performance fee based on a combination of the actual costs of completion
and on the actual date of physical completion.   The Closure Contract will
reimburse Kaiser-Hill for the costs it incurs to complete the site closure, currently estimated to range between $3.6 billion and $4.8 billion and, in addition, will pay Kaiser-Hill an incentive fee ranging from $150.0 million to $460.0 million, depending on Kaiser-Hill's ability to control the incurred costs at completion to within the targeted range and its ability to meet the closure goal anytime between March 31, 2006 - March 31, 2007. In addition to recognizing revenue equal to all reimburseable costs incurred on the project, Kaiser-Hill is also recognizing a portion of the total estimated performance fee equal to the proportion of total costs incurred to date as compared to total estimated costs it expects to incur over the life of the project. In January, 2000, Kaiser-Hill recorded the remaining amount of performance fee awarded pursuant to the predecessor contract which totaled $7.0 million.

 . The Company's Engineering Operations generated gross margin of approximately $13.4 million and $22.9 million during the three and six months ended June 30, 2000, respectively, versus $10.2 million and $21.7 million during the same periods in 1999. The improvement in the 2000 results is due largely to the Company's beginning to perform on a contract, during the third quarter of 1999, to perform engineering and contract management services for the design and construction of an aluminum plant.

 . There were reductions in selling, general and administrative expenses during the three and six months ended June 30, 2000 of approximately $1.5 million and $5.3 million, respectively, compared to the same three and six month periods in 1999 as a result of the cost-cutting measures enacted by the Company during the second half of 1999.

 . During the first and second quarters of 2000 the Company incurred approximately $0.7 million and $1.0 million, respectively in professional fees associated with the matters involving the bankruptcy filing. During the first and second quarters of 1999, the Company incurred unusual charges totaling $0.9 million and $9.7 million, respectively, for severance and other matters associated with the 1999 activities surrounding the debt restructuring and corporate reorganization activities.

 . Depreciation expense decreased by approximately $.7 million and $1.2 million during the three and six months ended June 30, 2000 compared to the same period in 1999 largely as a result of:

   . the write off of approximately $25.0 million of goodwill in the second quarter of 1999 upon the completion of the sales of the EFM and Consulting Groups;
   . the write off of capitalized original issuance costs associated with the $14.0 million in Senior Notes that were repurchased in October, 1999, and
   .  the reduction in goodwill of approximately $1.5 million in December
      1999 resulting from a change in the purchase price of a business acquired in 1998.

 . Interest expense decreased by $2.1 million and $3.7 million, respectively, during the three and six month periods ended June 30, 2000 as compared to the same periods in 1999. After completing several asset sales in 1999, the Company used some of the sale proceeds to extinguish outstanding debt. In June 1999, the Company paid off the entire balance on its revolving credit facility and in October 1999, repurchased $14.0 million in outstanding Senior Notes. These transactions reduced the average outstanding debt balances by approximately $19.1 million and $34.8 million during the three and six months ended June 30, 2000.

 . During the three and six months ended June 30, 1999, the Company reported income of $2.2 million from discontinued operations. These respective operations were sold during the second quarter of 1999 for a reported net gain of $48.8 million.

  The complete Management's Discussion and Analysis of each period's operating results will be included in the actual Form 10-Q for the three and six months ended June 30, 2000 filed after this extension.